CONFIDENTIAL


March 10, 2000

To:   F. Laparo             J. Toedtman                    K. Mack
      J. Cartwright         R. Morris                      C. Cascio


cc:   P. Marcil (FSVK)


The following table and notes reflect the TGL stock interests of each of Fred LaParo and Jeffrey Cartwright individually (including shares, options, and warrants), after taking into effect the issuance of 100,000 shares to each of them pursuant to the agreement reached by the parties as of March 7, 2000.


Interest of Each          Status         Registration
----------------          ------         ------------

191,666shares            owned          within 30 days if necessary
64,000options@$3.00      100% vested    already registered on S-8
46,000warrants@$2.39     100% vested    within 30 days via applicable SEC filing
92,000options@$3.00      100% vested    already registered on S-8
92,000options@$5.00      100% vested    already registered on S-8
100,000 shares           owned          TBD(2)

Total: 585,666 equivalant shares each. TGL represents that the shares of its common stock underlying the options listed obove are currently subject to an effective registration statement on Form S-8, which registration statement TGL undertakes to maintain. TGL will have its counsel comfirm the foregoing. TGL will file a registration statement within the time periods indicated above for the other securities and has no reason to believe that it will not be able to effect such a registration of the shares.

The key points of agreement reached by the parties an March 7, 2000 are:

1. All contingencies with respect to the aquisition of Planet Access by TGL will be of no further force or effect upon consummation of a minimum $4 million capital raise by FSVK and/or TGL no later than May 8, 2000. If TGL fails to satisfy this condition, then LaParo and Cartwright shall againhave the right to transfer to cause all of the shares of Planet Access to be returned and re-transfered to themselves, and to have Planet Access receive a payment of $250,000 from TGL for the unused line of credit, in exchange for a return to TGL of the shares, the options and the warrants listed above. Cartwright and LaParo shall have the right to retain the $900,000 previously paid to them and will retain all rights to be reimbursed for all professional fees (including counsel and accountants) incurred in connection with the prior amendments and this transaction. TGL represents that it meets all published requirements for

[FN]
----------------
(1) One year holding period occurs April 28, 2000; hence, restrictive legend can be removed as of that date.

      listing on the Nasdaq SmallCap market and TGL is not aware of any reason for rejection of its application. TGL also represents that it resonably believes that it will be able to effect the $4 million capital raise within the indicated time period.

2. The issuance of 100,000 shares of TGL common stock to Fred LaParo and the same number of shares to Jeffrey Cartwright is specifically and soley in exchange for extinguishing the "put right" held by Messrs. LaParo and Cartwright to "put" their 191,666 to TGL at $7 per share upon certain contingencies. Additional shares of 18,000 total will be issued to B. Nguyen and P. Grabowsky (minority shareholders) and divided between them in accordance with their percentage ownership. The shares issued hereunder to Messrs. LaParo, Cartwright, Nguyen and Grabowsky shall contain reasonable and customary "piggyback" registration rights provisions.

3. The pre-existing contingency of a capital raise of $4 million by March 15, 2000 could have been met by offers received by TGL. Both parties agree that existing offers, while compliant, are not to the benefit of any of the parties. TGL has agreed to continue the engagement of FSVK or to otherwise act to complete a minimum of $4 million of financing.

4. Subject to reasonable restrictive sale periods, e.g., blackout periods surrounding TGL earnings release date as company's securities counsel recommends as necessary and the company agrees to implement, each of F. LaParo and J. Cartwright agree to limit their sale of TGL stock to 191,666 shares each between April 28, 2000 and August 1, 2000. TGL will remove all legends from the certificates representing the 191,666 shares held by each on April 28, 2000 and recind all stop transfer instructions. LaParo and Cartwright reaffirm that they will comply with Rule 144 to the extent applicable to any sales by them. Each of LaParo and Cartwright will open a brokerage account at FSVK and use their best efforts to effect any sales only through FSVK at such terms as they and FSVK agree. This arrangement is in no way construed as an obligation on FSVK's part to buy or arrange for the sale of any such shares. If FSVK is not selling the shares in a manner satisfactory to LaParo or Cartwright, they will be free to utilize the services of another broker. Additional shares requested by FSVK, subject to a limitation of 50,000 shares each for Messrs. LaParo and Cartwright, can be sold during this period. Both parties understand that certain time periods prior to and subsequent to a secondary offering by TGL become blackout sale periods due to SEC regulations or agreements with underwriters, which agreement Messrs. LaParo and Cartwright agree to be bound by. In the event TGL effects a secondary public offering of its shares each of F. LaParo and J. Cartwright shall be eligable to sell shares, included in an "overallotment" (if any) of secondary offering of TGL stock. Amounts of stock to be sold in the overallotment will be determined by the proportion of their holdings to the total eligible for such sale by all shareholders with piggyback registration rights, with the Company not selling any shares in the overallotment unless the requests of LaParo and Cartwright have been satisified in full.

5. With respect to terms of this agreement involving FSVK such terms are agreed to by the parties subject to FSVK's financing commitment (commitment committee approval). If FSVK does not obtain commitment committee approval, TGL nonetheless will be required to satisfy those obligations within the time periods set forth herein. LaParo and Cartwright shall have no obligation to extend the time periods set forth herein or otherwise take any actions or suffer any XXXXX if TGL does not satisfy its obligations in this time period.

6. Definitive agreements covering the option grants and warrant grants referred to in the above table will be delivered to F. LaParo and J.
      Cartwright on or before March 15, 2000. TGL will likewise deliver definitive option and warrant grants to Nguyen and Grabowsky by such date.

7. TGL agrees that it has had sufficent time to review the operations of Planet Access as owner therof and that the operating results of Planet Access since May 1999 have exceeded expectations. Accordingly, TGL agrees that all survival periods of the representations and warranties shall be deemed to have expired no later than May 8, 2000 and TGL shall have no further right XXXXX to make any claim for indemnification under the May 1999 Stock Purchase Agreement or any similar claim all of which shall be deemed irrevocably waived.

8. The points of agreement herein will be included in definitive amendment to the May 1999 Stock Purchase Agreement between Planet Access Networks, Inc. and TGL. TGL will reimberse LaParo and Cartwright for all of their reasonable counsel fees incurred in connection with this letter and the definitive amendment and in connection with any unwinding of the transaction pursuant to paragraph 1 above.



Accepted and agreed:
                                                /s/ F. LaParo
                                                --------------------------------
                                                F. LaParo
--------------------------------
For Translation Group (TGL)
                                                /s/ J. Cartwright
                                                --------------------------------
                                                J. Cartwright


                                                /s/ Binh Nguyen
                                                --------------------------------
                                                Binh Nguyen


                                                /s/ Peter Grabowsky
                                                --------------------------------
                                                Peter Grabowsky

Dated: May 7, 2000


                                      -3-